August 14, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Dillon Hagius

Re:	Trevi Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-273030
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trevi Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-273030), so that it may become effective at 4:00 p.m., Eastern Time, on August 15, 2023, or as soon as practicable thereafter.

Very truly yours,

TREVI THERAPEUTICS, INC.

By:	/s/ Jennifer L. Good
Name: Jennifer L. Good
Title: Chief Executive Officer